

Mail Stop 3030

January 30, 2009

VIA U.S. Mail and Facsimile (973) 387-8513

Joseph R. Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

> **Re: Boomerang Systems, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed January 9, 2009**
> **File No. 000-10176**

Dear Mr. Bellantoni:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Report of Independent Registered Public Accountants, page F-1

1.   Please tell us the name of the engagement partner from Liebman Goldberg &
        Drogin LLP for the audit of your financial statements filed in your latest Form 10-
        K. Please confirm that the engagement partner is the partner who signed your
        audit report, and if not, tell us which partner signed the audit report. Additionally,
        tell us whether Michael R. Drogin participated in the audit and, if so, the role that
        he played.

Consolidated Balance Sheet, page F-2

2.   Please revise to provide two years of comparative audited balance sheet data, as
        required by Rule 8-02 of Regulation S-X. Accordingly, please have your auditors
        revise their report of independent registered public accounting firm to also opine
        on the consolidated balance sheet for the year ended September 30, 2007.

Consolidated Statements of Stockholders' Deficit, page F-4

3.   We see that the effect of the reverse stock split instituted is reflected as a separate
        line item in the Statement of Stockholders' (Deficit). Please tell us how you
        complied with SAB Topic 4C which states that changes in capital structure such
        as a reverse stock split must be given retroactive effect, even if the change occurs
        after the date of the balance sheet. Under this guidance, earnings per share and all
        per share information included in the footnotes (for instance for stock options)
        should be similarly retroactively restated.

Note 1. Organization and Nature of Operations, page F-7

4.   We see that Boomerang was a development stage company at September 30,
        2007. In accordance with paragraph 13 of SFAS 7, please revise future filings,
        including any amendment, to disclose that in prior years it had been in the
        development stage.

Revenue Recognition, page F-8

5.   We reference the disclosure that you "mainly" recognize revenue on
        manufacturing contracts using the percentage-of-completion method. Please tell
        us and revise your future filings, including any amendment, to disclose any other
        methods you use to recognize revenue on manufacturing contracts and the basis is
        GAAP for that accounting treatment.

6.   As a related matter, please tell us and revise future filings, including any amendment, to disclose how you determine the portion of total estimated contract revenue that has been earned to-date (earned revenue) and the portion of total estimated contract cost related to that revenue (cost of earned revenue) in applying the percentage-of-completion method. Refer to paragraph 4 of Accounting Research Bulletin No. 45.

Note 6. Debt, page F-12

7.   We reference the disclosure that you have a grid loan agreement with J&A Financing with a maximum borrowing availability of $1.5 million. We also note that you have drawn down $1,890,000, which is in excess of the maximum borrowing availability. Please explain to us these differences.

8.   We see that you issued warrants with the promissory notes issued in the fourth quarter of fiscal 2008. Please tell us how you valued these warrants and explain your accounting treatment. Refer to paragraph 16 of APB Opinion No. 14.

9.   We see that your debt has been modified to delay maturity dates and change interest rates. In addition, we see in Note 14 that your debt was modified again subsequent to the balance sheet date. Please tell us how you analyzed the debt under EITF Issue No. 86-18, "Debtor's Accounting for a Modification of Debt Terms" as to whether there is a modification or exchange of debt instruments.

Note 9. Stock Option Valuation and Expense Information under SFAS 123(R), page F-14

10.   Please tell us where you have provided the disclosures required by paragraphs A240 and A241 of SFAS 123(R) for both employee and non-employee transactions. Please appropriately revise future filings, including any amendment, to include the relevant disclosures.

11.   Please provide a supplemental reconciliation of the narratives describing the various warrant and stock option issuances to the total stock based compensation recognized during fiscal year 2008 as disclosed on pages F-14 and F-9 as well as to the transactions disclosed on the face of the statements of stockholders' equity. Please tell us and clearly disclose in future filings, including any amendment, your methodology and assumptions used to value stock based compensation related to the options and warrants.

12.   Regarding nonvested stock, we see that stock compensation expense related to nonvested stock issued during the year ended September 30, 2008 was $485,132. We also reference the disclosure that there was $485,132 of *unrecognized*

compensation cost related to nonvested stock to be recognized over a weighted average period of 3 years. Lastly, we note the chart on page F-15 which states that the weighted average grant date fair value of nonvested stock options granted during fiscal year 2008 was $172,940. Please reconcile these disclosures.

13.   Your disclosure indicates that you have applied the Black-Scholes Merton method for stock options, but appears to be silent with respect to warrants. Please tell us how you valued your warrants, and revise future filings, including any amendment, to make all relevant valuation disclosures about warrants required by SFAS 123(R).

Note 10. Merger, page F-15

14.   We reference the disclosure that you accounted for the February 6, 2008 transaction with Boomerang Utah as a reverse takeover of Digital by Boomerang Utah because the former shareholders of Boomerang Utah owned approximately 80.9% of the combined company following the transaction. However, we note that the amounts presented in the statements of operations, statement of stockholders equity and statement of cash flows for fiscal 2007 appear to be the same amounts presented for Digital in your 9/30/07 Form 10-KSB. Please note that in a reverse acquisition, the historical results of the accounting acquirer, in this instance Boomerang Utah, would be presented as the historical financial statements of the combined entity for periods prior to the acquisition. Please explain to us how you have applied that guidance, or explain why your current presentation is consistent with US GAAP.

Item 9A. Controls and Procedures, page 18

15.   It does not appear that your management has concluded on its assessment of internal control over financial reporting (ICFR) as of September 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Please revise to provide a clear conclusion on your assessment of ICFR as of September 30, 2008 in compliance with Section 404(a) of the Sarbanes-Oxley Act.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:

  http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

16.   In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at September 30, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment and response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief